               WORLDGROUP ANNOUNCES ITS TENDER OFFER FOR ROBOMATIX
                                TO EXPIRE JULY 13

TEL AVIV, Israel, July 7, 2005 -- WorldGroup Holdings Ltd., a public Israeli company traded on the Tel Aviv Stock Exchange, commenced on June 14, 2005 a tender offer to purchase all of the outstanding shares of Robomatix Technologies
Ltd. (OTC Bulletin Board: RBMXF) at $1.00 per share in cash, less any withholding taxes due.

The tender offer will expire at 5:00 pm New York City time on Wednesday, July
13, 2005, unless extended.

Affiliates of WorldGroup hold approximately 52.20% of the outstanding shares of
Robomatix and have indicated that they will tender in the offer.

WorldGroup has filed a Tender Offer Statement on Schedule TO/13E-3 with the U.S.
Securities and Exchange Commission which, as amended to date, contains the Offer to Purchase, the form of letter of transmittal and other documents relating to the transaction. Robomatix has filed a Solicitation / Recommendation Statement on Schedule 14D-9 relating to the transaction. These documents, as amended from time to time, contain important information about the transaction, and shareholders of Robomatix are urged to read them carefully. You may access these documents at the website maintained by the U.S. Securities and Exchange
Commission at www.sec.gov.